UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ALCATEL LUCENT

(Name of Subject Company (Issuer))

NOKIA CORPORATION

(Name of Filing Person (Offeror))

Ordinary Shares

(Title of Class of Securities)

ISIN No. FR0000130007

(CUSIP Number of Class of Securities)

American Depositary Shares (each representing one Ordinary Share)

(Title of Class of Securities)

013904305

(CUSIP Number of Class of Securities)

Copies to:

Riikka Tieaho Vice President, Corporate Legal Nokia Corporation Karaportti 3 FI-02610 Espoo Finland Tel. No.: +358 (0) 10-448-8000	Scott V. Simpson Michal Berkner Skadden, Arps, Slate, Meagher & Flom (UK) LLP 40 Bank Street London E14 5DS United Kingdom Tel. No.: +44 20-7519-7000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communication made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☒	Third party tender offer subject to Rule 14d-1
☐	Issuer tender offer subject to Rule 13e-4
☐	Going private transaction subject to Rule 13e-3
☐	Amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Statement”) relates solely to preliminary communications made before the commencement of a planned buy-out offer and squeeze out by Nokia Corporation (“Nokia”) for all of the remaining outstanding ordinary shares of Alcatel Lucent (“Alcatel Lucent”) with a nominal value of EUR 0.05 per share (“Alcatel Lucent Shares”), EUR 688 425 000.00 Alcatel Lucent bonds convertible into new Alcatel Lucent Shares or exchangeable for existing Alcatel Lucent Shares due on January 30, 2019 (“2019 OCEANEs”), and EUR 460 289 979.90 Alcatel Lucent bonds convertible into new Alcatel Lucent Shares or exchangeable for existing Alcatel Lucent Shares due on January 30, 2020 (“2020 OCEANEs”, collectively with the Alcatel Lucent Shares and the 2019 OCEANEs, the “Remaining Alcatel Lucent Securities”).

The tender offer for the outstanding Remaining Alcatel Lucent Securities described in this filing has not commenced. The description contained herein is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. At the time the tender offer is commenced, it shall be conducted in accordance with applicable law in France and the United States, and Nokia will file a tender offer statement on either Schedule TO or Form CB with the Securities and Exchange Commission (the “Commission”) (and such documentation as may be required to be filed with the Autorité des marchés financiers (the “AMF”) in France), and Alcatel Lucent will file a solicitation/recommendation statement on Schedule 14D-9 (and such documentation as may be required to be filed with applicable government authorities in France) with respect to the tender offer. Investors and holders of the Remaining Alcatel Lucent Securities are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal (or French equivalent, if applicable) and the related tender offer documents) and the related solicitation/recommendation statement when they become available, as they will contain important information, including the various terms of, and conditions to, the tender offer. Once filed or furnished, investors and holders of the Remaining Alcatel Lucent Securities will be able to obtain free copies of these documents and other documents filed or furnished by Nokia and Alcatel Lucent with the Commission at the Commission’s website (www.sec.gov). In addition, the tender offer statement, solicitation/recommendation statement and related materials may be obtained for free when they become available from the websites of Nokia (www.nokia.com) or Alcatel Lucent (www.alcatel-lucent.com).

EXHIBIT INDEX

(a)(5)(1)	Press Release Announcing the Intention to File Public Buy-Out Offer in Cash for the Remaining Alcatel Lucent Securities Followed by a Squeeze-Out

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